SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                       -------------------

                           SCHEDULE 13D
                          (Rule 13d-101)


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                       (Amendment No. _____ )


                       DDL Electronics, Inc.
                ---------------------------------
                         (Name of Issuer)


                   Common Stock (Par value $.01)
                 ---------------------------------
                   (Title of Class of Securities)`


                            233167 105
                        -----------------
                          (CUSIP Number)

Charlene A. Gondek, 2151 Anchor Court, Newbury Park, CA 91320 (805)376-9415
-----------------------------------------------------------------------------
            Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)


                             June 30, 1998
         -----------------------------------------------------
        (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].









                  (Continued on following pages)

                        (Page 1 of 4 Pages)

CUSIP No. 233167 105                 13D                  Page 2 of 4 Pages


1.   Name of reporting person

     Charlene A. Gondek


2.  Check the appropriate box if a member of a group  (a)[ ]  (b)[ ]


3.  SEC use only.


4.  Source of funds.

      PF


5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]


6.  Citizenship or place of organization

      U.S. Citizen


7. Number of shares beneficially owned by each reporting person with sole voting power

      1,742,498

8. Number of shares beneficially owned by each reporting person with shared voting power

      -0-

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

      1,742,498

10. Number of shares beneficially owned by each reporting person with shared dispositive power

      -0-

11. Aggregate amount beneficially owned by each reporting person.

      1,742,498

12. Check box if the aggregate amount in Row 11 excludes certain shares [ ]


13. Percent of class presented by amount in Row 11

      5.1%

14. Type of reporting person

      IN

                                                          Page 3 of 4 Pages

Item 1. Security and Issuer

         This schedule relates to shares of common stock, $.01 par value ("Common Stock") of DDL Electronics, Inc., a Delaware corporation
(the "Company"), whose principal executive offices are located at 2151 Anchor Court, Newbury Park, CA 91320.

Item 2. Identity and Background.

    (a) The name of the person filing this schedule is Charlene A. Gondek.

    (b) Ms. Gondek's address is 2151 Anchor Court, Newbury Park, CA 91320.

    (c) Ms. Gondek's present principal occupation is proprietor of a restaurant in Aspen, Colorado.

    (d) During the past five years, Ms. Gondek has not been convicted in any criminal proceeding.

    (e) During the past five years, Ms. Gondek has not been a party to civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Ms. Gondek is a citizen of the United States

Item 3. Source and Amount of Funds or Other Consideration.

        Ms. Gondek acquired the shares covered by this filing in exchange for her ownership interest in Jolt Technology, Inc. ("Jolt"), a privately held electronics contract manufacturing company which was acquired by the Company on June 30, 1998 pursuant to the Agreement and Plan of Merger dated as of May 28, 1998 among the Company, Jolt, Jolt Acquisition Corporation, and Messrs. Thomas M. Wheeler and Mitchell Morhaim and Ms. Gondek.

Item 4. Purpose of Transaction

        The purpose of this transaction was to finance the acquisition of Jolt by the Company, as further described in the Form 8-K dated
July 15, 1998 filed by the Company, pursuant to the Agreement and Plan of Merger dated May 28, 1998.

Item 5. Interest in Securities of the Issuer

    (a) Ms. Gondek is the owner and holder of record of 1,742,498 shares of Common Stock representing in the aggregate 5.1% of such class.

    (b) Ms. Gondek has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,742,498 shares of Common Stock.

    (c) Ms. Gondek effected the following transactions in the shares of Common Stock during the past 60 days:

           On June 30, 1998, she acquired 1,742,498 shares of Common Stock in exchange for her ownership interest in Jolt.

                                                         Page 4 of 4 Pages


Item 5. Interest in Securities of the Issuer (continued)

      (d) Not applicable.

      (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        On May 28, 1998 the Company entered into the Agreement and Plan of Merger dated as of May 28, 1998 to acquire 100% of Jolt's outstanding shares. The acquisition was consummated on June 30, 1998. Ms. Gondek's ownership interest was acquired for 1,742,498 shares of Common Stock. The ownership interests of the other Jolt shareholders were acquired for Common Stock in the aggregate amount of 7,257,502 shares.


Item 7. Material to Be Filed as Exhibits.

        Agreement and Plan of Merger dated May 28, 1998 among DDL, Jolt, Jolt Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of DDL, and Messrs. Thomas M. Wheeler and Mitchell
Morhaim and Ms. Charlene A. Gondek (incorporated by reference to
Appendix A of the Company's Definitive Proxy Statement dated June
12, 1998).



                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 August 18, 1998                  /s/ Charlene A. Gondek
-----------------              --------------------------------------
     Date                              Charlene A. Gondek




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.



Attention: Intentional misstatements of omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).